Exhibit 3.2
FIRST AMENDMENT TO THE OPERATING AGREEMENT
OF LAS VEGAS SANDS, LLC
     First Amendment to the Operating Agreement, effective as of May 23, 2007, by and between Las Vegas Sands Corp. (“LVSC”), a Nevada corporation, as the sole member of Las Vegas Sands, LLC, a Nevada limited liability company (the “Company”), and the Company.
     WHEREAS, the parties hereto entered into the Operating Agreement of the Company, dated as of July 28, 2005 (the “Operating Agreement”), pursuant to and in accordance with the Nevada Limited Liability Company Act, Chapter 86 of the Nevada Revised Statutes, as amended from time to time (the “Act”).
     WHEREAS, the parties hereto desire to amend the Operating Agreement in certain respects, as more fully set forth below; and
     WHEREAS, the sole member constitutes all of the members of the Company and pursuant to the Act and the Operating Agreement, the Operating Agreement may be amended by the sole member.
     NOW THEREFORE, the parties hereto agree as follows:
     1. Article II (Contributions), Section 2.2 (Loans) of the Operating Agreement of the Company dated as of July 28, 2005 be, and it hereby is, amended by deleting such section in its entirety and substituting the following therefor:
     “2.2 Loans. In the event the capital needs of the Company exceed the amount of capital contributions previously provided, the Member may, but shall not be required to, loan additional monies to the Company in amounts and on terms and conditions to be agreed upon by the Company and the Member. The Company may also borrow money for its capital needs from any third parties (a) in the case of borrowings in amounts up to $50,000,000, in amounts and on terms and conditions determined by the Board of Directors and (b) in the case of borrowings in amounts in excess of $50,000,000, in amounts and on terms and conditions determined by the Member.”
     2. This Amendment shall not constitute a waiver, amendment or modification of any other provision of the Operating Agreement not expressly referred to herein and shall not be construed as a waiver or consent to any further or future action by the parties hereto that would require a waiver or consent of any of the parties hereto. Except as expressly amended or modified herein, the provisions of the Operating Agreement are and shall remain in full force and effect.
     3. This Amendment and the Operating Agreement as amended hereby constitute the entire agreement and understanding among the parties hereto and supersede any and all prior agreements and understandings relating to the subject matter hereof.

     4. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.
     5. It is the intent of the parties hereto that all questions with respect to the construction of this Agreement and the rights, duties, obligations and liabilities of the parties shall be determined in accordance with the applicable provisions of the laws of the State of Nevada.
     IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the day and year first written above.
Las Vegas Sands Corp. as sole Member BY: Name: Robert P. Rozek Title: Senior Vice President and Chief Financial Officer Las Vegas Sands, LLC By: Las Vegas Sands Corp., as sole Member Title: Senior Vice President and Chief Financial Officer

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